

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

Gerald Barber
Chief Executive Officer
GlobalTech Holdings, Inc.
116 Lakewood Drive
Thomasville, GA 31792

> **Re:** **GlobalTech Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 19, 2017**
> **File No. 024-10755**

Dear Mr. Barber:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 54

1. On page F-2, you have a $2,542,500 balance on a note due to shareholder in the liabilities section of your balance sheet. Please revise to describe this note in more detail by identifying the shareholder, describing the material terms of the note, and clarifying if it is related to your Live Oak Pond Farm property debt described on page 46. Further, please file any agreements related to this debt and your arrangements with Polyidus ORUS, LLC and Live Oak Pond Farm as exhibits pursuant to Item 17.6 of Part III of Form 1-A. Also, please clarify whether Polyidus ORUS is an affiliate of your management.

Financial Statements

2. Please revise to provide a balance sheet and statements of comprehensive income, cash flows, and changes in stockholders' equity for your two most recently completed fiscal year ends. Please refer to Part F/S(b) of Form 1-A for guidance.

     We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: John E. Lux, Esq.